SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-102)

           INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                           ENHANCE SKIN PRODUCTS INC.
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   29332N 107
                                 (CUSIP Number)

                              Samuel Asculai, Ph.D.
                           Enhance Skin Products Inc.
                     695 South Colorado Boulevard, Suite 480
                             Denver, Colorado 80246
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 14, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.
----------------------

      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

      The information required on the remainder of thiscover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP No. 29332N 107                      13D                 Page 2 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Enhance Skin Products Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO--Transfer of Assets
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    27,500,000 (See Item 4)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           27,500,000 (See Item 4)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,500,000 (See Item 4)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.8% (See Item 4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP No. 29332N 107                      13D                 Page 3 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Samuel Asculai
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO--Transfer of Assets
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    27,500,000 (See Item 4)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           27,500,000 (See Item 4)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,500,000 (See Item 4)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.8% (See Item 4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Enhance Skin Products Inc., a Nevada corporation (the "Company"). The principal executive office of the Company is located at 695 South Colorado Boulevard, Suite 480, Denver, Colorado 80246.

Item 2. Identity and Background.

      (a) This statement is being jointly filed by Enhance Skin Products Inc., an Ontario corporation (the "Ontario Corporation") and Samuel Asculai. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Samuel Ascuali is the sole stockholder of the Ontario Corporation and has the power to vote and dispose of the Company's securities owned by the Reporting Persons.

      (b) The principal business address of each Reporting Person is 695 South Colorado Boulevard, Suite 480, Denver, Colorado 82046.

      (c) The principal business of the Ontario Corporation is the production of cosmecueticals. Such business was transferred to the Company as described in
Item 4 below. The occupation of Samuel Asculai is to serve as President and Chief Executive Officer of the Ontario Corporation.

      (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The State of Incorporation or Citizenship of each Reporting Person is as follows:

            (i)   Enhance Skin Products Inc.: Ontario, Canada;
            (ii)  Samuel Asculai: United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      As more fully described under Item 4 below, the Ontario Corporation and the Company entered into the Asset Purchase Agreement (defined below), pursuant to which the Ontario Corporation received, among other things, 27,500,000 shares of Common Stock of the Company.

      The consideration for the issuance of such securities was the transfer of assets pursuant to the Asset Purchase Agreement.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the Common Stock based on the Reporting Persons' belief that such an investment represented an attractive investment opportunity. The Reporting Persons may purchase additional securities, if the Reporting Persons' deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

      Pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement") by and between the Company and the Ontario Corporation, on August 14, 2008 (the "Closing Date"), the Company acquired all of the intellectual property and certain liabilities of the Ontario Corporation (the "Assets"). In exchange for the Assets, and taking into account the cancellation of certain securities of the Company held by the Insiders (as defined below), the Ontario Corporation acquired 27,500,000 of the issued and outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of the Company immediately after the consummation of the Asset Purchase. This transaction may be deemed to have resulted in a change in control of the Registrant from the Insiders to the Ontario Corporation, the sole stockholder of which is Samuel Asculai, Ph.D. The Insiders were the majority stockholders of the Registrant immediately prior to the Closing Date. On the Closing Date, the Insiders surrendered an aggregate of 47,910,000 share of Common Stock, the large majority of the Common Stock collectively held by the Insiders, for cancellation as a condition to the consummation of the Asset Purchase and the Company issued 27,500,000 shares of Common Stock to the Ontario Corporation in exchange for the Assets. As of the date here of, the Reporting Persons own 55.8% of the issued and outstanding Common Stock of the Company.

      In connection with the change in control, Dr. Asculai was appointed President and Chief Executive Officer and a director, Dr. Zenas B. Noon was appointed a director, Mr. Frode Botnevik was appointed a director, Christopher Hovey was appointed Chief Operating Officer and Vice President of Sales and Brian Lukian was appointed Chief Financial Officer, Treasurer and Secretary of the Company. Joel M. Gugol and Erickson D. Mercado (together, the "Insiders"), the only officers and directors of the Company prior to the consummation of the Asset Purchase Agreement, resigned from these positions at the time the transaction was consummated. Such appointments and resignations of the officers of the Registrant were effective on the Closing Date. The appointments and resignations of the directors will be effective upon the expiration of the 10-day period beginning on the date of the filing and mailing of an Information Statement with the Securities Exchange Commission (the "SEC") pursuant to
Section 14(f) of the Exchange Act of 1934, as amended.

      The foregoing descriptions of the Asset Purchase Agreement and the transactions contemplated thereby are subject to the more detailed provisions set forth in the agreement, which was attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 20, 2008.

      On August 14, 2008 (the "Effective Date"), the Company and Zeezoo Sub Inc., a wholly-owned subsidiary and a Nevada corporation ("Zeezoo Sub"), entered into an agreement and plan of merger (the "Merger Agreement") whereby Zeezoo Sub was merged (the "Merger") with and into the Company, with the Company being the surviving entity (the "Surviving Entity"). On the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock of Zeezoo Sub issued and outstanding immediately prior to the Effective Date was cancelled and each share of common stock of the Company issued and outstanding immediately prior to the Effective Date was converted into one share of common stock of the Surviving Corporation. As a result of the Merger, the name of the Company was changed from "Zeezoo Software Corp." to "Enhance Skin Products Inc.". The foregoing descriptions of the Merger Agreement and the transactions contemplated thereby are subject to the more detailed provisions set forth in the Merger Agreement, which was attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 20, 2008.

Plans or Proposals of the Reporting Persons

      Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) The aggregate number and percentage of the Company's Common Stock owned by each Reporting Person is as follows:

            (i) Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Ontario Corporation: 27,500,000; Percentage: 55.8%

            (ii) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Samuel Asculai: 27,500,000; Percentage: 55.8%

      (b) The number of shares of Common Stock over which each Reporting Person has the power to vote and the power to dispose is as follows:

            (i) 1. Sole power to vote or to direct vote: 27,500,000
            2. Shared power to vote or to direct vote: -0-
            3. Sole power to dispose or to direct the disposition: 27,500,000
            4. Shared power to dispose or to direct the disposition -0-

            (ii) 1. Sole power to vote or to direct vote: 27,500,000
            2. Shared power to vote or to direct vote: -0-
            3. Sole power to dispose or to direct the disposition: 27,500,000
            4. Shared power to dispose or to direct the disposition -0-

            (iii)1. Sole power to vote or to direct vote: 27,500,000
            2. Shared power to vote or to direct vote: -0-
            3. Sole power to dispose or to direct the disposition: 27,500,000
            4. Shared power to dispose or to direct the disposition -0-

            (iv) 1. Sole power to vote or to direct vote: 27,500,000
            2. Shared power to vote or to direct vote: -0-
            3. Sole power to dispose or to direct the disposition: 27,500,000
            4. Shared power to dispose or to direct the disposition -0-

      (c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Persons.

      (d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

      2.1 Agreement and Plan of Merger, dated August 14, 2008, by and between the Company and Zeezoo Sub Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Date of Report: August 20, 2008))

      10.1 Asset Purchase Agreement, dated August 14, 2008, by and between the Company and the Ontario Corporation (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Date of Report: August 20, 2008))

      99.1 Joint Filing Agreement, dated August 25, 2008 by and between Enhance Ski Products Inc.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2008


ENHANCE SKIN PRODUCTS INC.


By:/s/ Samuel Asculai
   --------------------------------------------
   Name: Samuel Asculai, Ph.D.
   Title: President and Chief Executive Officer



/s/ Samuel Asculai
-----------------------------------------------
Samuel Asculai, Ph.D.